UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42370

MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Change in Director Compensation

As previously reported, on October 15, 2025, in connection with Dr. Yunhao Chen’s appointment as an independent director of the Board of Mega Matrix Inc. (the “Company”), a member of the Compensation Committee and Audit Committee, and chairperson of the Audit Committee, the Company entered into a standard independent director agreement with Dr. Yunhao Chen (the “Director Agreement”), pursuant to which Dr. Chen is entitled to receive annual cash compensation of $36,000 during her period of service, and a grant of 24,000 restricted share units, which vests quarterly commencing on December 31, 2025. An award agreement was entered into the same day to set forth terms and conditions of the 24,000 restricted share units (“Award Agreement”). As of the date hereof, 6,000 restricted shares units have vested and 18,000 restricted share units remain unvested under the Award Agreement (“Unvested Shares”).

At the request of Dr. Chen and upon the Board of Directors’ approval, on March 16, 2026, the Company entered into an Amendment to the Director Agreement with Dr. Chen (the “Amendment”) to (i) terminate the Award Agreement and cancel the Unvested Shares in their entirety; and (ii) amend the Director Agreement to adjust her monthly cash compensation from $3,000.00 to $5,000.00 (the “Monthly Fee”). The Monthly Fee shall be effective retroactively to January 1, 2026, and payable in accordance with the Company’s standard payroll practices.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

Incorporation by Reference

This report and the exhibit shall be deemed to be  incorporated by reference in the registration statements on Form S-8 (File No. 333-277227), Form F-3 (File No. 333-283739), Form S-8 (File No. 333-289715), and Form F-3 (File No. 333-290026), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit No.	Description of Document
10.1	Amendment to the Director Agreement dated March 16, 2026, entered into by and between the Company and Dr. Yunhao Chen

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

	By:	/s/ Yucheng Hu
Yucheng Hu
Chief Executive Officer

Dated: March 18, 2026

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